UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F107

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65333F107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Thaler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,254,950

	6.	Shared Voting Power (see Item 4)

	7.	Sole Dispositive Power 1,254,950

	8.	Shared Dispositive Power (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,254,950 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7% of the Class A Common Stock (See Item 2 and Item 4)

12.	Type of Reporting Person (See Instructions) IN

This Schedule 13G is filed with the Securities and Exchange Commission on behalf of David Thaler as a party to the Amended and Restated Shareholders Agreement, dated February 18, 2000, as amended, by and among Nextel Partners, Inc. and the shareholders listed therein (the “Shareholders Agreement”).

Item 1.
(a)	Name of Issuer Nextel Partners, Inc.
(b)	Address of Issuer’s Principal Executive Offices 4500 Carillon Point Kirkland, WA 98033

Item 2.
(a)	Name of Person Filing See below.
(b)	Address of Principal Business Office or, if none, Residence See below.
(c)	Citizenship See below.

Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), this Schedule 13G is filed on behalf of David Thaler (the “Reporting Person”) who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the “Non-Reporting Persons”) identified below, may be deemed as a group to have acquired beneficial ownership of the Class A Common Stock (the “Class A Common Stock”) and Class B Common Stock (the “Class B Common Stock”) of Nextel Partners, Inc. as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Shareholders Agreement.  The Reporting Person beneficially owns 0.7% of the outstanding Class A Common Stock of Nextel Partners, Inc.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act.  The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote.  Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock.  The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than Nextel Communications, Inc. (“NCI”), a majority-owned NCI subsidiary or a person or entity controlling NCI.  However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Reporting Person:

1.                                       Estate of David Thaler

4500 Carillon Point

Kirkland, WA 98033

Citizenship:  United States

Note:  David Thaler passed away in December 2002 and thus represents shares held by Mr. Thaler’s estate.

Non-Reporting Persons: The following Non-Reporting Persons (Nos. 1-13) are referred to herein as the “Non-Voting Entities,” with the persons listed in Nos. 1-12 referred to as the “DLJ Entities.”

1.   DLJ Merchant Banking Ptr. II LP  (Delaware limited partnership)

2.   DLJ Merchant Banking Ptr. II-A LP  (Delaware limited partnership)

3.   DLJ Offshore Partners II, CV  (Netherlands Antilles limited partnership)

4.   DLJ Diversified Partners, LP  (Delaware limited partnership)

5.   DLJ Diversified Partners-A, LP  (Delaware limited partnership)

6.   DLJ EAB Partners, LP  (Delaware limited partnership)

7.   DLJ ESC II, LP  (Delaware limited partnership)

8.   DLJ First ESC, LP  (Delaware limited partnership)

9.   DLJ Millennium Partners, LP  (Delaware limited partnership)

10.  DLJ Millennium Partners-A, LP  (Delaware limited partnership)

11.  DLJMB Funding II, Inc.  (Delaware corporation)

12.  UK Investment Plan 1997 Partners  (Delaware limited partnership)

c/o DLJ Merchant Banking II, Inc. 277 Park Avenue New York, NY 10172

13.  Eagle River Investments LLC (Washington limited liability company)

2300 Carillon Point

Kirkland, WA 98033-7353

The following Non-Reporting Persons (Nos. 14-21) are referred to herein as the “Voting Entities.”

14. Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership) 3 First National Plaza Suite 3800 Chicago, IL 60602
15. Motorola, Inc. (Delaware corporation) 1303 E. Algonquin Road Schaumburg, IL 60196
16. Nextel WIP Corp. (Delaware corporation) 2001 Edmund Halley Drive Reston, VA 20191
17. John Chapple (US citizen) 18. David Aas (US citizen) 19. Mark Fanning (US citizen) 20. John Thompson (US citizen) 21. Perry Satterlee (US citizen)
4500 Carillon Point Kirkland, WA 98033

	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 65333F107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See below.
	(b)	Percent of class: See below.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See below.
		(ii)	Shared power to vote or to direct the vote See below.
		(iii)	Sole power to dispose or to direct the disposition of See below.
		(iv)	Shared power to dispose or to direct the disposition of See below.

Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 62,338,591 shares of Class A Common Stock and 79,056,228 shares of Class B Common Stock, the aggregate number of shares of Common Stock which are beneficially subject to the terms of the Shareholders Agreement, representing 34.0% of the outstanding Class A Common Stock and 100% of the outstanding of Class B Common Stock as of December 31, 2003.

The Reporting Person has, as of December 31, 2003, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

The Reporting Person has sole power to vote and dispose of 1,254,950 shares, or 0.7% of the outstanding shares, of Class A Common Stock.  The Reporting Person may be deemed to also have the shared power to vote of an aggregate of 32,092,442 additional shares, or 17.5% of the outstanding shares, of Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock.  The Reporting Person may also be deemed to have the shared power to dispose of an aggregate of 60,543,641 additional shares, or 33.1% of the outstanding shares, of Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock.  The Reporting Person disclaims beneficial ownership all shares of which it may be deemed to have shared power to vote or dispose.

The Non-Reporting Persons, as of December 31, 2003, may be deemed to have shared power to direct the disposition of an aggregate of 60,543,641 shares, or 33.1% of the outstanding shares, of the Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock.  The Voting Entities may be deemed to have shared power to vote an aggregate of 32,092,442 shares, or 17.5% of the outstanding shares, of Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock.  The Non-Voting Entities may be deemed to have power to vote an aggregate of 29,451,199 shares, or 16.1% of the outstanding shares, of Class A Common Stock.  Each Non-Reporting Person disclaims beneficial ownership of the shares of which they may be deemed to share power to vote or dispose.

The number of shares of Class A Common Stock that are subject to the Shareholders Agreement beneficially owned by the Reporting Person and each Non-Reporting Person as of December 31, 2003 is set forth below:

Beneficial Owner	Number of Shares of Class A Common Stock Subject to Shareholders Agreement	Percentage of Class A Common Stock(1)
The DLJ Entities	15,701,187	8.6%
Madison Dearborn Capital Partners II, L.P.	18,349,179	10.0%
Eagle River Investments LLC(2)	13,750,012	7.5%
Motorola, Inc.	6,076,376	3.3%
David Aas (3)	1,064,130	*
John Chapple (4)	3,336,024	1.8%
Mark Fanning (5)	903,486	*
Perry Satterlee (6)	1,003,332	*
Estate of David Thaler (7)	794,950	*
John Thompson (8)	1,359,915	*
TOTAL	62,338,591	34.0%

*Less than 1%.

(1)                                  Based on 183,186,434 shares of Class A Common Stock outstanding as of December 31, 2003 as provided by Nextel Partners, Inc.

(2)                                  Eagle River Investments LLC indicated that it held 12,750,012 shares of Class A Common Stock as of December 31, 2003, and retained voting power over an additional 1,000,000 shares that were hedged in September 2003.

(3)                                  Mr. Aas also beneficially owns 8,268 shares of Class A Common Stock and a currently exercisable option to purchase 307,500 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement.  Including the shares subject to the Shareholders Agreement, Mr. Aas beneficially owns an aggregate of 1,379,898 shares of Class A Common Stock, which represents 0.8% of the outstanding Class A Common Stock as of December 31, 2003.

(4)                                  Includes 736,667 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple.  Mr. Chapple also beneficially owns 146,145 shares of Class A Common Stock (of which, 145,000 shares are held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson) and a currently exercisable option to purchase 565,000 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement.  Including the shares subject to the Shareholders Agreement, Mr. Chapple beneficially owns an aggregate of 4,047,169 shares of Class A Common Stock, which represents 2.2% of the outstanding Class A Common Stock as of December 31, 2003.

(5)                                  Mr. Fanning also beneficially owns 6,497 shares of Class A Common Stock and a currently exercisable option to purchase 283,750 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement.  Including the shares subject to the Shareholders Agreement, Mr. Fanning beneficially owns an aggregate of 1,193,733 shares of Class A Common Stock, which represents 0.7% of the outstanding Class A Common Stock as of December 31, 2003.

(6)                                  Includes 165,000 shares held by PSS-MSS, L.P., an entity controlled by Mr. Satterlee.  Mr. Satterlee also beneficially owns 8,919 shares of Class A Common Stock and a currently exercisable option to purchase 442,500 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement.  Including the shares subject to the Shareholders Agreement, Mr. Satterlee beneficially owns an aggregate of 1,454,751 shares of Class A Common Stock, which represents 0.8% of the outstanding Class A Common Stock as of December 31, 2003.

(7)                                  David Thaler passed away in December 2002 and thus represents shares held by Mr. Thaler’s estate.  Mr. Thaler’s estate also beneficially owns a currently exercisable option to purchase 460,000 shares of Class A Common Stock, which is not subject to the Shareholders Agreement.  Including the shares subject to the Shareholders Agreement, Mr. Thaler’s estate beneficially owns an aggregate of 1,254,950 shares of Class A Common Stock, which represents 0.7% of the outstanding Class A Common Stock as of December 31, 2003.

(8)                                  Includes 509,166 shares held by JDT-JRT, LLC, an entity controlled by Mr. Thompson.  Mr. Thompson also beneficially owns 145,000 shares of Class A Common Stock through Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson, and a currently exercisable option to purchase 583,750 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement.  Including the shares subject to the Shareholders Agreement, Mr. Thompson beneficially owns an aggregate of 2,088,665 shares of Class A Common Stock, which represents 1.1% of the outstanding Class A Common Stock as of December 31, 2003.

Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock.  The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI.  However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2004
Date
/s/ Sharon Thaler, as personal representative
Signature
Estate of David Thaler
Name/Title